OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

RETEK INC.

(Name of Issuer)

COMMON STOCK
$0.01 PAR VALUE

(Title of Class of Securities)

76128Q109

(CUSIP Number)

Daniel Cooperman
Senior Vice President, General Counsel and Secretary
Oracle Corporation
500 Oracle Parkway
Redwood City, California 94065
Telephone: (650) 506-7000

Copy to:
William M. Kelly
Martin A. Wellington
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, California 94025
Telephone: (650) 752-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 7, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76128Q109			Page 2 of 7 Pages

1.	Name of Reporting Person: ORACLE CORPORATION		I.R.S. Identification Nos. of above persons (entities only): 942871189

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 5,500,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 5,500,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.8%

14.	Type of Reporting Person (See Instructions): CO, HC

CUSIP No. 76128Q109			Page 3 of 7 Pages

1.	Name of Reporting Person: RUBY MERGER CORP.[1]		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO

[1] Ruby Merger Corp. was incorporated on March 7, 2005 as a wholly-owned subsidiary of Oracle Corporation solely for the purpose of consummating a business combination with Retek Inc. and has no assets or operations.

Item 1. Security and Issuer.

     The class of equity securities to which this statement relates is the common stock , $0.01 par value per share (the “Shares”), of Retek Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 950 Nicollet Mall, 4th Floor, Minneapolis, MN 55403.

Item 2. Identity and Background.

     The name of the persons filing this statement are Oracle Corporation, a Delaware corporation (“Parent”), and its wholly owned subsidiary, Ruby Merger Corp., a Delaware Corporation (the “Purchaser”).

     The address of the principal business and the principal executive offices of each of Parent and the Purchaser is 500 Oracle Parkway, Redwood City, CA 94065. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Parent and the Purchaser is set forth on Schedule I to the Offer to Purchase (the “Offer to Purchase”) attached hereto as Exhibit 1 and is incorporated herein by reference.

     All information concerning the Purchaser and Parent contained in Section 9 (“Certain Information Concerning the Purchaser and Parent”) of the Offer to Purchase is incorporated herein by reference.

     During the last five years, none of Parent, the Purchaser, and to the best of the knowledge of Parent and the Purchaser, any of the persons listed on Schedule I to the Offer to Purchase (as is incorporated herein), has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The aggregate amount of funds required by Parent to purchase the 5,500,000 Shares beneficially owned by Parent referred to in Item 5 hereof was approximately $48,512,885. All such funds were obtained from the working capital of Parent.

Item 4. Purpose of Transaction.

     The Shares to which this statement relates were acquired by Parent with the purpose of obtaining a significant equity position in the Company.

     All information contained in Section 11 (“Background of the Offer; The Oracle Merger Agreement”) of the Offer to Purchase and in Section 12 (“Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Appraisal Rights”) of the Offer to Purchase is incorporated herein by reference.

     Except as set forth in this Statement (including any information incorporated herein by reference) and in connection with the transaction described above, neither Parent nor the Purchaser has any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) Parent has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, as amended, beneficially owns 5,500,000 Shares, representing approximately 9.8% of the outstanding Shares of the Company. Except as set forth in this Item 5(a), none of Parent, the Purchaser, and, to the best of the knowledge of Parent and the Purchaser, any persons listed on Schedule I to the Offer to Purchase (as incorporated herein) owns beneficially any Shares.

     (b) Parent has sole power to vote and to dispose of 5,500,000 Shares.

     (c) On March 7, 2005, Parent acquired a net total of 3,841,817 Shares in broker transactions at prevailing market prices. The weighted average price of Shares acquired was $8.77 per Share for an aggregate price of approximately $34,963,582.

     On March 8, 2005, Parent acquired a net total of 1,658,183 Shares in broker transactions at prevailing market prices. The weighted average price of Shares acquired was $8.87 per Share for an aggregate price of approximately $15,040,717.

     (d) Inapplicable.

     (e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     To the best knowledge of Parent and the Purchaser, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Offer to Purchase attached as Exhibit (a)(1)(i) to the Schedule TO filed with the Securities and Exchange Commission on March 9, 2005.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2005

ORACLE CORPORATION

By:	/s/ Safra Catz

	Name:	Safra Catz
	Title:	President

RUBY MERGER CORP.

By:	/s/ Safra Catz

	Name:	Safra Catz
	Title:	Chief Financial Officer and Treasurer

EXHIBIT INDEX

Index No.

1	Offer to Purchase attached as Exhibit (a)(1)(i) to the Schedule TO filed with the Securities and Exchange Commission on March 9, 2005.